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Writer’s Direct Contact 858.720.5138 tstevens@mofo.com

March 14, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Hugh Fuller

Re:	Kintera, Inc.
Amendment number 1 to Form S-3
Filed January 31, 2007
File number 333-139684

Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
Forms 10-Q for the three months ended March 31, 2006, June 30, 2006, and September 30, 2006
Filed May 12, 2006, August 9, 2006, and November 9, 2006, respectively
File number 0-505807

Dear Mr. Fuller:

This letter is being filed in response to our telephone discussion regarding comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated February 12, 2007 (the “Staff Letter”) with respect to Amendment No. 1 filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2007 (the “Amendment”), amending the Company’s Registration Statement on Form S-3, originally filed with the Commission on December 27, 2006 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the Company’s responses correspond to the page numbers of the Amendment.

Securities and Exchange Commission

March 14, 2007

Page Two

Form S-3

General

1.	Please update the financial statements pursuant to Rule 3-12 of Regulation S-X if your registration statement is not declared effective by Wednesday, February 14, 2007.

The Company hereby confirms that the financial statements will be updated pursuant to Rule 3-12 of Regulation S-X prior to requesting acceleration of the effectiveness of the Registration Statement.

Incorporation of Documents by Reference, page 20

2.	Please revise this section to properly incorporate all documents required by Item 12 of Form S-3 and to include all other reports pursuant to the Exchange Act filed since the filing of this registration statement or otherwise advise. For example, it does not appear that you have incorporated by reference the company’s Form 8-K filed on September 8, 2006 or the Form 8-K filed on February 8, 2007. Please also see Telephone Interpretation 69 in the “Manual of Publicly Available Telephone Interpretations” under Securities Act Form S-3 (July 1997).

The Company acknowledges the Staff’s comment and respectfully notes that its Form 8-K filed on September 8, 2006 is disclosed on page 20 of the Amendment in the fifth bullet in the second paragraph under the heading “Incorporation of Documents by Reference.” In addition, the Company confirms its understanding that, in any subsequent amendments to the Registration Statement, it will incorporate by reference all documents required by Item 12 of Form S-3 and any other reports filed pursuant to the Exchange Act since the initial filing of the Registration Statement.

Form 10-K

Item 9A_ Controls and Procedures. page 37

3.	Please see our prior comment 3. We do not see where you have specifically disclosed the identities of the individuals responsible for identifying the material weaknesses in your financial controls, when the material weaknesses were discovered or specifically when these weaknesses actually occurred. Also, your disclosure fails to identify the “other acquisitions throughout the year” that were inadequately monitored for the ongoing value of contingent consideration, nor does your disclosure discuss the “adjustments” that resulted in your 2005 annual financial statements as a result of the material weaknesses relating to your financial statement close, revenue recognition and acquisitions. Please amend either your Form 10-K or your Form l0-Q, as previously requested, to include these disclosures or otherwise advise.

Securities and Exchange Commission

March 14, 2007

Page Three

The Company respectfully notes that the disclosure on page 38 of the Company’s Annual Report on Form 10-K (the “Form 10-K”) under the heading “Management’s Report on Internal Control over Financial Reporting” states that the Company’s management, principal executive officers and principal financial officer conducted an evaluation of the effectiveness of its internal control over financial reporting, and based on such evaluation, the Company’s “management identified a number of material weaknesses in internal control over financial reporting as of December 31, 2005.” The disclosure on page 37 of the Form 10-K under the heading “Disclosure Controls and Procedures” further states that, in light of such material weaknesses, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2005.

Accordingly, the existing disclosure identifies those responsible for identifying the material weaknesses (i.e., the Company’s management as opposed to the Company’s accountants or other individuals or third parties). The existing disclosure further confirms that such weaknesses were identified in connection with the Company’s evaluation of its disclosure controls and procedures as of the end of the period covered by the Form 10-K, as required by the Commission’s rules and regulations. In this regard, the Company believes that the existing disclosure provides a complete and accurate description that satisfies the requirements of Items 307 and 308 of Regulation S-K and that no revision to Item 9A of the Form 10-K is required.

In further response to the Staff’s comment that the Company failed to identify the “other acquisitions throughout the year,” the Company respectfully notes that it did not consummate any acquisitions in fiscal year 2005. Rather, the Company failed to maintain effective controls during 2005 for acquisitions that were consummated prior to 2005. While the Company specifically addressed the Fundware acquisition on page 39 as an illustrative example, the Company believes that the existing disclosure provides adequate disclosure of the underlying factors that gave rise to the material weakness (i.e., incorrectly accounting for goodwill, failure to adequately monitor the ongoing value of contingent consideration). The Company believes that disclosure of all acquisitions that were inadequately monitored would not enhance investor understanding of the material weakness or the adjustments to the Company’s 2005 financial statements. As such, the Company believes that it would serve no useful purpose to amend the Form 10-K for the sole purpose of disclosing by name each acquisition that was inadequately monitored in 2005.

The Company further notes that the “adjustments” referenced in the last sentence of the paragraph under the subheading “Acquisitions” were recorded in its 2005 financial statements. The Company did not report financial statements that subsequently required any adjustments. As such, the Company believes that it would serve no useful purpose to amend the Form 10-K for the sole purpose of disclosing an adjustment that was already reported in its 2005 financial statements.

Securities and Exchange Commission

March 14, 2007

Page Four

4.	We note your response to prior comment 4 and your belief that your reports provide a materially accurate and detailed description of the changes in the company’s internal control over financial reporting. In future applicable reports, please expand the discussion of these initiatives. For example, but without limitation, you disclose that the company revised the review process for contingent liabilities associated with acquisitions to address its material weakness related to its acquisition process. However, the report does not describe or explain the revised review process. Therefore, the change to internal control over financial reporting is unclear. Also, it would be helpful to revise the discussion of the changes in your internal control over financial reporting to better explain how each change is intended to address the applicable material weakness. For example, your disclosure should explain to investors how an “[e]nhanced process for the evaluation of aged unpaid items” is intended to help remediate the material weakness related to the company’s revenue recognition process. Please confirm your understanding.

In response to the Staff’s comment, the Company confirms its understanding that, in future filings, it will expand its discussion of any changes in internal control over financial reporting which are disclosed in accordance with Item 308 of Regulation S-K.

5.	We refer you to the immediately preceding comment. In addition to the expanded disclosure addressed above, future disclosure regarding changes to your internal control over financial reporting should elaborate on the tune frame in which your initiatives and procedures will be implemented. To the extent that your initiatives will span over multiple periods and be accompanied by a testing period, please advise. Also, to the extent known, it would be helpful to disclose the time frame for completion of the remediation steps and the overall process. Further, identify the party or parties responsible for creating and implementing the referenced initiatives. For example, was your audit committee involved in establishing the changes in your internal control over financial reporting?

In response to the Staff’s comment, and as an expansion of the immediately preceding response, the Company confirms its understanding that future disclosure of changes to the Company’s internal control over financial reporting, to the extent required, shall include enhanced disclosure of applicable timeframes and the party or parties responsible for the implementation and completion of the Company’s initiatives and procedures.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. Upon completion of the

Securities and Exchange Commission

March 14, 2007

Page Five

Staff’s review, the Company intends to request acceleration of the effectiveness of the Registration Statement immediately following the update of the Company’s financial statements pursuant to Rule 3-12 of Regulation S-X. The Company’s request for acceleration will include the acknowledgements specified in the Staff Letter.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 720-5138.

Sincerely,

/s/ Taylor L. Stevens

Taylor L. Stevens

cc:	Harry E. Gruber, M.D.
Richard Davidson
Alex Fitzpatrick, Esq.
Scott M. Stanton, Esq.